# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sensus Healthcare, Inc., CIK 0001494891
CUSIP: 81728J109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: Sensus Healthcare, Inc., NW, Florida (FL), 33487
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-21-022368
Filed by CIK 0001882098

## Reporting persons
- Edwin L. Solot, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,222,041; shared voting power 23,239; sole dispositive power 1,222,041; shared dispositive power 23,239; aggregate amount beneficially owned 1,245,280 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Sensus Healthcare, Inc.
Address of issuer's principal executive offices: 851 Broken Sound Pkwy., NW # 215

## Item 2. Person Filing
Name of person filing: Edwin L. Solot, Jr.
Address of principal business office or, if none, residence: 10940 Wilshire Boulevard, Suite 1600 PMG #874, Los Angeles, CA 90024
Citizenship: X1

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1245280
Percent of class: 7.6
Sole power to vote or to direct the vote: 1245280
Shared power to vote or to direct the vote: 23239
Sole power to dispose or to direct the disposition: 1245280
Shared power to dispose or to direct the disposition: 23239

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Edwin L. Solot, Jr.: /s/ Edwin L. Solot, Jr., Individual (02/07/2025)